Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

January 11, 2013	TSX:TMM, NYSE MKT:TGD

NEWS RELEASE

Timmins Gold Reports Record Production of
94,444 ounces of gold for 2012

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) is pleased to report record production of 94,444 ounces of gold for 2012, which included production of 24,556 ounces of gold for its Q4 2012 fiscal quarter ended December 31, 2012. Timmins Gold also produced 56,252 ounces of silver during the year including 16,203 ounces of silver during the quarter.

“Management congratulates our operating team for a strong quarter and record year reaching 94,444 ounces of gold production,” stated Bruce Bragagnolo, CEO of Timmins Gold Corp. “The strong operating quarter was the result of our commitment to our ongoing process improvements. Stage 2 of our crusher expansion is now complete and we exited 2012 processing 22,000 t/d and had a record production month of 9,349 ounces of gold during December 2012. Crushing capacity is scheduled to reach over 24,000 t/d early in 2013 as we fine tune the crushing circuit. Stage 3 of our crusher expansion is scheduled to come on line at the end of Q2 2013 at which point we expect to be crushing in excess of 30,000 t/d. Production growth is scheduled to continue in 2013 with forecast production of between 125,000 and 130,000 ounces of gold.”

2012 Highlights

  Record production of 94,444 ounces of gold versus 74,241 ounces in 2011.

  Completion of Stage 2 of the crusher expansion to increase crusher throughput by 8,000 t/d.

  Replacement of existing conveyors with larger ones to meet increased crushing and stacking capacity.

  Arrival of a second stacker.

  Installation of a second carbon strip column to increase carbon strip capacity.

  Modifications to ADR columns to increase efficiency.

  Expansion of the electrowinning circuit.

  Installation of larger tertiary crusher in main crushing circuit.

  Installation of new screen in main crushing circuit.

  Completion of over 100,000 meters of drilling which has resulted in the discovery of three new zones of mineralization at the La Chicharra pit and the continuing extension of mineralization along strike 800m to the east of the San Francisco pit.

  The implementation of cost cutting measures including the signing of a new cyanide supply contract as well as a new mining contract in Q4 2012. These cost cutting measures have resulted in lowered costs commencing at the start of Q4 2012.

During Q4 2012, the crushing circuit, conveyors and processing plant were expanded. The work required for this expansion took longer and required more down-time than expected, resulting in slightly fewer ounces being placed on the pads than projected. After completing the majority of the expansion by the end of November 2012, the Company realized a record production month of 9,349 ounces during December 2012. Management expects this trend to continue during fiscal 2013.

The following are some key production statistics for Q4:

Category	Oct-Dec 2012	Oct-Dec 2011	% Change
Ore Placed on Pads (dry tonnes)	1,493,623	1,327,299	12.53%
Average Grade (g/t Au)	0.819	0.778	5.27%
Low Grade Stockpiled	526,800	812,586	-35.17%
Average Grade Stockpiled (g/t Au)	0.265	0.274	-3.28%
Waste Mined	5,295,383	4,160,488	27.28%
Total Mined (tonnes)	7,162,895	6,258,109	14.46%
Strip Ratio	2.84	1.98	43.43%
Gold Ounces Placed on Pads	39,339	33,195	18.51%
Gold Ounces Produced	24,556	21,524	14.09%
Gold Ounces Sold	24,241	21,893	10.72%
Days	92	92	0.00%
Average Ore Processed (t/d)	16,235	14,427	12.53%
Total Mined (t/d)	77,858	68,022	14.46%

About Timmins Gold

Timmins Gold continues to fund all of its operations, expansion and drilling from existing cash flows. Management is of the view that the Company is well positioned to continue realizing current gold prices, generating strong margins and increasing cash flow from operations. Timmins Gold is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is an open pit heap leach operation.

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.